Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com



Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA



3 October 2006

Dear Sirs,

**12g3 - 2 (b) Exemption**

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning acquisition of shares in Invensys plc.

Yours faithfully,

**Rachel Spencer**
**Deputy Secretary**

Copy to: Mr. T. Peterson
Mr. S. Wright



Registered Office: Portland House
Bressenden Place, London, SW1E 5BF
Registered in England No. 166023

RNS Number:7513J
Invensys PLC
29 September 2006

**Invensys plc**

**Acquisition of shares in Invensys plc**

Invensys plc (the Company) announces the following acquisitions of ordinary shares in the share capital of the Company (Shares) at a price per Share of 208.50p made today, 29 September 2006:

| Name of non-executive director | Number of Shares purchased | Percentage of issued Share Capital | Total holding of Shares following acquisition | Total percentage of issued Share Capital following acquisition |
|---|---|---|---|---|
| M J B Green* | 729 | 0.00009 | 8,501 | 0.00107 |
| J-C Guez | 737 | 0.00009 | 24,946 | 0.00313 |
| M D Parker | 654 | 0.00008 | 932 | 0.00012 |

* Shares to be registered in the name of Waterhouse Nominees Limited for the joint benefit of Mr Green and his spouse.

These acquisitions are made in accordance with the Company's non-executive director fee structure under which £2,000 (after-tax) of the non-executive director's basic fee are applied in acquiring Shares on a quarterly basis (i.e. an annual total of £8,000) as reported in the Company's 2006 Remuneration Report.

This notification relates to a disclosure made in accordance with Disclosure Rule 3.1.4R(1)(a) and Disclosure Rule 3.1.4R(1)(b) (a disclosure made in accordance with section 324 of the Companies Act 1985 as extended by section 328 of that Act).

Name of contact and telephone number for queries: Steve Devany, Vice President - Communications 020 78213758

Name of Company Official responsible for making notification: Emma Sullivan, Assistant Secretary

Date of notification: 29 September 2006